October 29, 2024

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
2321 NE Argyle Street, Unit D
EPortland, Oregon 97211

       Re: Eastside Distilling, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 25, 2024
           File No. 001-38182
Dear Geoffrey Gwin:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 5 and 6, page 19

1. We note that if Proposal No. 5 and 6 are approved, you plan to increase the total number of authorized shares from 6,000,000 to 40,000,000 and to effect a reverse stock split in order to comply with the merger agreement. Please revise your disclosure to include the information required pursuant to Items 11, 13 and 14 of
       Schedule 14A. See Note A to Schedule 14A as well as Proxy Rules and
Schedule 14A
       Compliance and Disclosure Interpretations Question 151.02. In addition, please explain how increasing the number of authorized shares to 40,000,000 satisfies the conversion requirements of 69,482,229 shares of your Series F Preferred Stock and
       517,775 shares of your Series F-1 Preferred Stock on a one-for-one basis.
 October 29, 2024
Page 2
General

2. We note you filed a definitive proxy on October 28, 2024 for a Special Meeting to vote on The Reverse Split Proposal and The Charter Amendment Proposal. Please
       advise us as to why you are seeking votes for those proposals at both a Special
       Meeting and the Annual Meeting.
3. We note that the definitive proxy filed on October 28, 2024 includes information regarding the Beeline merger and the reasons for The Reverse Split Proposal and The
       Charter Amendment Proposals that were not included in the preliminary proxy filed on August 16, 2024. Please explain how you concluded that a revised preliminary proxy statement was not required as a result of this change to the proxy materials.
       Refer to Note 1 to paragraph (a) of Exchange Act Rule 14a-6.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing